SUB-ITEM 77H:  Changes in control of
registrant
Cash Trust Series, Inc.
Prime Cash Series




As of November 30, 2005, First Clearing
 Corporation has attained control of the
Registrant by acquiring 80.81%* of the voting securities of the Registrant.

AND

As of November 30, 2005, BHC Securities, Inc.,
 has ceased to be a controlling person of the Registrant by owning less than 25% of the voting securities of the Registrant.

* Must be greater than 25%.